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[MAXTOR(R) LETTERHEAD]
NEWS RELEASE


FOR RELEASE 5:30AM PACIFIC STANDARD TIME

                                                        EDITOR CONTACT:
                                                        Carol Cassara
                                                        408 432 4567

                                                        ANALYST CONTACT:
                                                        Rosanne Ramirez
                                                        408 432 4483

MAXTOR BOARD OF DIRECTORS ACCEPTS HYUNDAI OFFER

SAN JOSE, CALIF. -- November 3, 1995 -- Maxtor Corporation (NASDAQ:MXTR) today announced that its Board of Directors yesterday approved the offer by Hyundai Electronics America (HEA) to acquire all of the outstanding shares of Maxtor not held by Hyundai Electronics Industries Co., Ltd. or its affiliates for $6.70 per share, based on the unanimous recommendation by the Special Committee of Maxtor's Board. Maxtor and HEA have entered into an agreement and plan of merger providing for a cash tender offer for any and all shares of Maxtor common stock at $6.70 per share, and a merger following the closing of the tender offer at the same price.

It is expected that HEA will file tender offer documents with the Securities and Exchange Commission and distribute them promptly to stockholders.

The acquisition is subject to the approval of both U.S. and Korean governments and satisfaction of other normal and customary closing conditions. The company believes that the acquisition will be completed by early 1996.

Maxtor Corporation develops, manufactures and markets hard disk drives for desktop and mobile computer systems. Maxtor employs approximately 7,700 people worldwide and has headquarters in San Jose, Calif. Maxtor had sales of $906.8 million in the fiscal year ended March 1995. For more information on Maxtor, visit Maxtor's worldwide web site at http://www.maxtor.com.

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